Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our available cash and our ability to obtain additional funding;

●	our ability to market and sell our products;

●	regulatory developments in the United States and other countries;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers and other partners;

●	our ability to internally develop new inventions and maintain or protect the validity of our European, U.S. and other patents and other intellectual property;

●	our ability to obtain and maintain regulatory approvals for our products and their associated indications for use;

●	our ability to retain key executive members;

●	our ability to expose and educate physicians and other medical professionals about the use cases of our products;

●	our ability to regain compliance with Nasdaq’s continued listing requirements, and timing and effect thereof;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	general market, political and economic conditions in the countries in which we operate, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel’s multi-front war;

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, in our Annual Report (as defined below).

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our annual report on Form 20-F for the fiscal year ended December 31, 2023 which we filed with the Securities and Exchange Commission, or the SEC, on April 3, 2024, or the Annual Report, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “IceCure” refer to IceCure Medical Ltd. and its wholly owned subsidiaries, IceCure Medical Inc., a Delaware corporation, IceCure Medical HK Limited a Hong Kong corporation and IceCure (Shanghai) MedTech Co., Ltd., a subsidiary of IceCure Medical HK Limited.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Report of Foreign Private Issuer on Form 6-K to “NIS” are to New Israeli Shekels, and references to “dollars” or “$” mean U.S. dollars.

We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

Overview

We are a commercial stage medical device company focusing on the research, development and marketing of cryoablation systems and technologies based on liquid nitrogen, or LN2, for treating tumors. Cryoablation is the process by which benign and malignant tumors are ablated (destroyed) through freezing such tumors while in a patient’s body. Our proprietary cryoablation technology is a minimally invasive alternative to surgical intervention, for tumors, including those found in breast, lungs, kidneys, bones and other indications. Our lead commercial cryoablation product is the ProSense system and its associated cryoprobes. We received marketing authorization from the U.S. Food and Drug Administration, or the FDA, for the IceCure family of products, including Icesense3, ProSense, MultiSense, and XSense, for the treatment of breast fibroadenomas, prostate and kidney tissue, liver metastases, tumors, skin lesions and other indications.

Components of Operating Results

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2024, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Revenues

Our revenues primarily consist of (i) selling or placing our ProSense and IceSense3 systems and selling their disposables and related services; and (ii) revenues from granting the exclusive distribution rights to our products in Japan and other services to Terumo Corporation, which also include providing technical, regulatory and clinical materials and support in obtaining regulatory approvals in Japan.

Cost of Revenues

Our cost of revenues consists primarily of salaries and related personnel expenses, materials for production of our products, subcontractors’ expenses and other related production expenses.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, is affected by a variety of factors that influence our revenues and the cost of goods sold. Revenues are affected mostly by the varying ratio between selling and placing systems, different selling prices depending on sales channels, territories and the mix of products and currency fluctuation, mainly the U.S. Dollar against the Euro and revenue recognition from granting exclusive distribution rights in Japan. The cost of revenues is affected mostly by the changes in cost of materials and import costs, subcontractors’ costs, cost of personal, and currency fluctuation, mainly the U.S. Dollar against the NIS. Our gross margin is also affected by production volumes and production efficiency.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, marketing and sales expenses and general and administrative expenses. To ensure that we are well-positioned to achieve our near-term objectives, we have implemented an expense reduction plan setting out reductions in non-revenue generating and clinical efforts costs, lowering monthly cash expenditure, and ensuring that we can meet our primary goals in the second half of 2024.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related benefits, subcontractors’ expenses, materials and other related research and development expenses, clinical studies and regulation expenses.

Our research and development expenses may increase as we continue to develop our new products, pursue new regulatory indications in the US and other territories, collect updated clinical data, and recruit additional research and development and regulation employees.

Sales and Marketing

Our sales and marketing expenses consist primarily of salaries and related benefits, payments to consultants, costs associated with conventions, travel and other marketing and sales expenses.

We expect that our sales and marketing expenses will materially increase as we continue to enhance our market penetration efforts and recruit additional sales and marketing employees.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related benefits, professional services fees for accounting, legal, directors’ fees, facilities, and associate costs, insurance and other general and administrative expenses. Our general and administrative expenses may increase as a result of the expansion of our business.

Finance income, net

Finance income consists primarily of interest income from deposits and exchange rate differences on cash and cash equivalents, deposits and other assets and liabilities which are denominated in NIS and EUR.

Comparison of the Six Months Ended June 30, 2024 and 2023

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Revenues	$1,754	$1,647
Cost of revenues	955	893
Gross profit	$799	$754
Research and development expenses	3,536	4,190
Marketing and sales expenses	2,296	2,253
General and administrative expenses	1,845	2,349
Operating loss	$6,878	$8,038
Finance income, net	(188)	(381)
Net loss and comprehensive loss	$6,690	$7,657
Basic and diluted net loss per share	$0.14	$0.17

Revenues

The following table summarizes our revenues by type for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Systems	$746	$654
Disposables	908	719
Exclusive distribution agreement and other services	100	274
Total	$1,754	$1,647

The following table summarizes our revenues by geographic region for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
United States	$524	$488
Japan	335	371
India	238	89
China	-	232
Israel	8	28
Other	649	439
Total	$1,754	$1,647

Our revenues for the six months ended June 30, 2024 increased by 6% to $1,754 thousand, compared to $1,647 thousand for the six months ended June 30, 2023. Revenues from the sale of systems and disposable probes for the six months ended June 30, 2024 totaled $1,654 thousand, an increase of 20% compared to $1,373 thousand for the six months ended June 30, 2023. The increase in revenue is attributable to increased sales in the United States, India, Japan, and Europe, which were partially offset by a decrease in sales in China and a decrease in the revenue recognition from our exclusive distribution agreement and other services in Japan for the six months ended June 30, 2024, which was $100 thousand compared to $274 thousand for the six months ended June 30, 2023.

Our revenues from sales in the United States increased by 7% to $524 thousand for the six months ended June 30, 2024, compared to $488 thousand for the six months ended June 30, 2023. Our revenues in Japan decreased by 10% to $335 thousand for the six months ended June 30, 2024 compared to $371 thousand for the six months ended June 30, 2023, due to decrease in revenue recognized from our exclusive distribution agreement and other services with Terumo Corporation. For the six months ended June 30, 2024, our revenues from sales of products in Japan increased to $235 thousand compared to $97 thousand for the six months ended June 30, 2023. Our revenues from sales in Europe and other territories increased by 48% to $649 thousand for the six months ended June 30, 2024, compared to $439 thousand for the six months ended June 30, 2023. Revenues from sales in India increased by 167% to $238 thousand the six months ended June 30, 2024, compared to $89 thousand for the six months ended June 30, 2023. We had no revenues from sales in China for the six months ended June 30, 2024, compared to $232 thousand for the six months ended June 30, 2023.

Cost of Revenues and Gross Profit

The following table summarizes our cost of revenues for the periods presented, as well as presenting the gross profit as a percentage of total revenues. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Payroll and related benefits (including share-based compensation)	$311	$288
Raw materials, subcontractors, and auxiliary materials (including changes in inventories)	440	390
Royalties to the Israeli Innovation Authority	53	49
Shipping	23	15
Depreciation	93	76
Others	35	75
Total	$955	$893
Gross profit	$799	$754
Gross margin	46%	46%

Our cost of revenues for the six months ended June 30, 2024 increased by 7% to $955 thousand, compared to $893 thousand for the six months ended June 30, 2023. The increase in gross profit is due to increased sales of our products. Our gross profit for the six months ended June 30, 2024 increased by 6% to $799 thousand, which is 46% of our revenues for the six months ended June 30, 2024. Our gross profit for the six months ended June 30, 2023 was $754 thousand, which is 46% of our revenues for the same period. The increase in gross profit is primarily attributable to the increase in sales of products, which was partially offset by the decrease in revenue recognition from our exclusive distribution agreement with Terumo and other services.

Research and development expenses

The following table summarizes our research and development costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Payroll and related benefits (including share-based compensation)	$2,712	$2,707
Raw materials, subcontractors and consulting	355	874
Others	469	609
Total	$3,536	$4,190

Research and development, or R&D, expenses decreased by 16% to $3,536 thousand during the six months ended June 30, 2024, compared with $4,190 thousand for the six months ended June 30, 2023. The decrease is primarily due to a reduction in development expenses for our XSense system and a decrease in clinical and regulatory costs.

Sales and marketing expenses

The following table summarizes our sales and marketing costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Payroll and related benefits (including share-based compensation)	$1,423	$1,114
Consultants and professional services	331	481
Travel	170	173
Others	372	485
Total	$2,296	$2,253

Selling and marketing expenses for the six months ended June 30, 2024 increased by 2% to $2,296 thousand, compared to $2,253 thousand for the six months ended June 30, 2023. The increase in selling and marketing expenses is due to an increase in the number of employees, which was partially offset by a decrease in consultancy and other costs.

General and administrative expenses

The following table summarizes our general and administrative costs for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Payroll and related benefits (including share-based compensation)	$870	$1,060
Professional services	857	1,119
Others	118	170
Total	$1,845	$2,349

General and administrative expenses decreased by 21% to $1,845 thousand for the six months ended June 30, 2024, compared to $2,349 thousand for the six months ended June 30, 2023. The decrease is mainly due to a decrease in professional services costs and a decrease in payroll and related benefits, including share-based compensation expenses.

Operating loss

Based on the foregoing, our operating loss decreased to $6,878 thousand for the six months ended June 30, 2024 from $8,038 thousand for the six months ended June 30, 2023.

Finance income, net

Finance income, net, for the six months ended June 30, 2024 was $188 thousand compared to financial expenses of $381 thousand for the six months ended June 30, 2023. The decrease in our net financial income is primarily due to a decrease in interest on deposits.

Net loss

Net loss for the six months ended June 30, 2024 decreased to $6,690 thousand by 13%, compared with a net loss of $7,657 thousand for the six months ended June 30, 2023. The decrease is attributable to the increase in gross profit and to the decrease in operating expenses, which were partially offset by a decrease in financial income, as described above.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2024, we have funded our operations principally from the issuance of ordinary shares, options, convertible securities, loans, revenues from sale of products and grants received from the Israeli Innovation Authority, or IIA. As of June 30, 2024, we had $10,459 thousand in cash and cash equivalents and short-term bank deposits, compared with $11,062 thousand as of December 31, 2023 and $16,679 thousand as of June 30, 2023.

The table below presents our cash flows for the periods indicated.

	Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Net cash used in operating activities	(5,215)	(6,908)
Net cash used in investing activities	(352)	(13,622)
Net cash provided by financing activities	4,727	-
Effect of foreign currency exchange rates on cash and cash equivalents:	(41)	(98)
Net increase (decrease) in cash and cash equivalents	(840)	(20,530)

Operating Activities

Cash flows from operating activities consists primarily of loss adjusted for various non-cash items, including depreciation and amortization and share-based compensation expenses. In addition, cash flows from operating activities are impacted by changes in operating assets and liabilities, which include inventories, accounts receivable, other assets, accounts payable and other current liabilities.

Net cash used in operating activities for the six months ended June 30, 2024 was $5,215 thousand. This net cash used in operating activities primarily reflects a net loss of $6,690 thousand, partially offset by non-cash expenses of $648 thousand and by a net change in operating assets and liabilities of $827 thousand.

The net decrease in changes in operating assets and liabilities for the six months ended June 30, 2024, is attributable mainly to a decrease in inventory, prepaid expenses, and other receivables. This net decrease was partially offset by an increase in trade receivables, trade payables, and employees and other current liabilities.

Net cash used for operating activities for the six months ended June 30, 2023 was $6,908 thousand. This net cash used in operating activities primarily reflects a net loss of $7,657 thousand, which was offset by non-cash expenses of $582 thousand and by a net change in operating assets and liabilities of $167 thousand.

The net decrease in changes in operating assets and liabilities for the six months ended June 30, 2023, is attributable to the decrease in prepaid expenses and other receivables and inventories. This net decrease was partially offset by an increase in trade receivables and a decrease in trade payables and employees and other current liabilities.

Investing Activities

Net cash used for investing activities for the six months ended June 30, 2024, was $352 thousand. This net cash used for investing activities is primarily attributable to net investment of $308 thousand in bank deposits, a net investment of $10 thousand in restricted long-term deposits and $34 thousand in the purchase of property and equipment.

Net cash used in investing activities for the six months ended June 30, 2023, was $13,622 thousand. This net cash used in investing activities is primarily attributable to a net investment of $13,300 thousand in bank deposits and the rest attributable to the purchase of property and equipment.

Financing Activities

Net cash provided by financing activities for six months ended June 30, 2024, was $4,727 thousand, which was attributable to the issuance of ordinary shares, net of issuance costs, primarily through use of our ATM Facility (as defined below).

We did not record any cash provided by or used in financing activities for the six months ended June 30, 2023.

Financial Arrangements

As of June 30, 2024, our credit arrangements include grants from the IIA.

Since 2021, we have financed our operations primarily through proceeds from the sale of our Ordinary Shares on the Nasdaq Capital Market, public offerings on Tel Aviv Stock Exchange, or the TASE, and the private sale of equity securities and convertible debt, raising an aggregate amount of net proceeds of $54 million.

On January 26, 2021, we entered into a securities purchase agreement, or the January 2021 SPA, with certain investors, or the January 2021 Investors. Pursuant to the January 2021 SPA, we received an aggregate amount of $15 million, against issuance of 11,485,697 Ordinary Shares. The January 2021 Investors were granted a 12-month participation right following the January 2021 Second Closing, in future financings equal to 50% of the subsequent financing, subject to certain conditions. We also undertook to refrain from issuing any Ordinary Shares or Ordinary Shares equivalents from the date of the January 2021 SPA until 60 calendar days from the January 2021 Second Closing, subject to certain exempt issuances. On March 9, 2021, we received $9 million and issued 6,891,418 Ordinary Shares, and on May 9, 2021, we received $6 million and issued 4,594,279 Ordinary Shares.

On December 13, 2021, we raised gross proceeds of $17.0 million through a public offering of 3,892,152 Ordinary Shares, inclusive of 578,325 shares offered pursuant to the underwriters’ over-allotment option, at a public offering price of $3.45 per share before underwriting discounts and commissions, and to certain investors in lieu of ordinary shares, pre-funded warrants to purchase up to an aggregate of 1,034,000 ordinary shares at a price to the public of $3.449 per pre-funded warrant, which represents the per share public offering price for the ordinary shares less the $0.001 per share exercise price for each such pre-funded warrant. After deducting closing costs, underwriting discounts, commissions and fees, our net proceeds from this offering were $16.0 million.

On December 23, 2022, we announced the closing of a “best efforts” public offering of 8,787,880 Ordinary Shares at a public offering price of $1.65 per share. After deducting placement agent fees, commissions and other offering expenses, our net proceeds from this offering were $13.6 million. Several of our long-term institutional shareholders, including Epoch, participated in the transaction on the same terms as other investors.

On January 12, 2024, we entered into an equity distribution agreement with Maxim Group LLC, as sales agent, pursuant to which we may offer and sell Ordinary Shares having an aggregate offering price of up to $9,700,000 from time to time through Maxim Group LLC (the “ATM Facility”). The Ordinary Shares will be offered and sold pursuant to our currently effective registration statement on Form F-3 (File No. 333-267272), the prospectus contained therein and the prospectus supplement filed with the SEC dated January 12, 2024. We will pay Maxim Group LLC a commission equal to 2.5% of the gross sales price per share sold pursuant to the terms of the agreement and provided Maxim Group LLC with customary indemnification and contribution rights. We also agreed to reimburse Maxim Group LLC for certain specified expenses. During the first six months of 2024, we sold 3,787,976 Ordinary Shares pursuant to the ATM Facility, resulting in aggregate gross proceeds of $5,035 thousand, aggregate net proceeds of $4,727 thousand and aggregate compensation paid to Maxim Group LLC of $126 thousand with respect to such sales. As of August 15, 2024, we have sold 6,292,839 Ordinary Shares pursuant to the equity distribution agreement, having aggregate gross proceeds of $6.8 million and aggregate net proceeds of $6.4 million.

In addition, since our inception, we received an aggregate of $2.6 million (including accumulated interest) from the IIA.

Current Outlook

We have financed our operations to date primarily through proceeds from sales of our Ordinary Shares and convertible securities, sales of our products and grants from the IIA. We have incurred losses and generated negative cash flows from operations since inception in 2006.

We expect that we will continue to generate substantial operating losses and fund our operations primarily through the utilization of current financial resources, sales of our products, and additional raises of capital. These conditions raise substantial doubts about our ability to continue as a going concern. Our plan involves raising funds from existing shareholder and potential investors. There is no assurance, however, that such funding would be available to us, that it could be obtained on favorable terms, or that we will be provided with sufficient funds to continue to develop and commercialize our products.

Since 2012, we have generated revenues from the sale of our products and revenues from granting the exclusive distribution rights to our products in Japan, Singapore and Thailand to Terumo Corporation, which also include providing technical, regulatory and clinical materials and support in obtaining regulatory approvals. However, in February 2023, Terumo notified us that it ceased distribution activities in Singapore with effect from March 31, 2023.

We expect to generate revenues from the sale of our products and other revenues in the future. However, we do not expect these revenues to support all of our operation in the near future. We expect our expenses to increase in the future in connection with our ongoing activities, particularly as we continue the development of our MultiSense system and continue our commercialization efforts. Furthermore, we expect to incur additional costs associated with operating as a public company listed on Nasdaq. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

During the six months ending June 30, 2024, our cash and cash equivalents and short-term deposits were $10,459 thousand, and we had a working capital of $8,847 thousand and an accumulated deficit of $96,751 thousand. The Company’s current cash and cash equivalents position is not sufficient to fund its planned operations for at least the next 12 months beyond the filing date of this Report of Foreign Private Issuer on Form 6-K. Such conditions raise substantial doubts about the Company’s ability to continue as a going concern. Management’s plan includes raising funds from existing shareholders and/or outside potential investors. However, there is no assurance such funding will be available to the Company or that it will be obtained on terms favorable to the Company or will provide the Company with sufficient funds to successfully complete the development of, and to commercialize, its products In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	our ability to sell our products according to our plans;

●	the progress and cost of our research and development activities;

●	the costs associated with the manufacturing our products;

●	the costs of our clinical trials and obtaining regulatory approvals;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the cost of our commercialization efforts, marketing, sales and distribution of our products the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Until we can generate significant recurring revenues and profit, we expect to satisfy our future cash needs through debt or equity financings. We cannot be certain that additional funding will be available to us when needed, on acceptable terms, if at all. If funds are not available, we may be required to delay, reduce the scope of, or eliminate research or development plans, and/or commercialization efforts and/or regulatory efforts with respect to our products in different territories.

Critical Accounting Policies and Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Policies and Estimates” under “Operating and Financial Review and Prospects” section in our Annual Report, as well as our unaudited interim condensed consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2024, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

We prepare our financial statements in accordance with U.S. GAAP. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.

Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

Share-based compensation

We measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include options, performance-based awards, share appreciation rights, and employee share purchase plans. We amortize such compensation amounts, if any, over the respective service periods of the award. We use the Black-Scholes-Merton option pricing model, or the Black-Scholes Model, an acceptable model in accordance with ASC 718, Compensation-Stock Compensation, to value options. Option valuation models require the input of assumptions, including the expected life of the stock-based awards, the estimated stock price volatility, the risk-free interest rate, and the expected dividend yield. The risk-free interest rate assumption is based upon the yield from Israel Treasury zero-coupon bonds with an equivalent term. Estimated volatility is a measure of the amount by which our stock price is expected to fluctuate each year during the term of the award. Our calculation of estimated volatility is based on historical stock prices over a period equal to the expected term of the awards. The average expected life of options was based on the contractual terms of the stock option using the simplified method. We utilize a dividend yield of zero based on the fact that we have never paid cash dividends and have no current intention to pay cash dividends. The assumptions used in calculating the fair value of share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our share-based compensation expense could be materially different in the future. We recognize the compensation expense for share-based compensation granted based on the grant date fair value estimated in accordance with ASC 718. We generally recognize the compensation expense over the employee’s requisite service period. We account for forfeitures when they occur.